

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

<u>Via E-Mail</u>
Tim Cope
President
Lakes Entertainment, Inc.
130 Cheshire Lane
Minnetonka, MN 55305

      Re: Lakes Entertainment, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed April 10, 2012
              File No. 000-24993

Dear Mr. Cope:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Max A. Webb

                    Max A. Webb
                    Assistant Director

cc (<u>via E-mail</u>):   J. C. Anderson, Esq.
                    Gray Plant Mooty